Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 28 April 2025 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Share Plan Account (SPA) Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares held in a SPA are eligible for a dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market. On 24 April 2025 the following PDMRs / KMPs acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in the SPA: Security Name of PDMR/KMP Number of Shares Acquired Price per Share GBP Rio Tinto plc shares Jackson, Katie 73.5551 45.25692 Rio Tinto plc shares Stausholm, Jakob 5,757.42645 45.25692 UK Share Plan (UKSP) The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year. Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market. On 24 April 2025 the following PDMRs / KMPs acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in the UKSP: Security Name of PDMR/KMP Number of Shares Acquired Price per Share GBP Rio Tinto plc shares Cunningham, Peter 173 45.25692 Rio Tinto plc shares Stausholm, Jakob 34 45.25692 Global Employee Share Plan (myShare) Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period. EXHIBIT 99.14

Notice to ASX/LSE 2 / 3 Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market under the terms of myShare. On 24 April 2025 the following PDMRs / KMPs acquired shares by way of reinvestment of dividends received on shares held in myShare: Security Name of PDMR/KMP Number of Shares Acquired Price per Share Rio Tinto plc shares Cunningham, Peter 47.86743 GBP45.25692 Rio Tinto plc shares Jackson, Katie 0.19364 GBP45.25692 Rio Tinto Limited shares Kaufman, Sinead 42.1326 AUD114.7804 Rio Tinto plc shares Pécresse, Jérôme 2.2499 GBP45.25692 Rio Tinto plc shares Stausholm, Jakob 11.24631 GBP45.25692 Rio Tinto Limited shares Trott, Simon 56.45758 AUD114.7804 Rio Tinto plc shares Trott, Simon 17.10133 GBP45.25692 Rio Tinto plc Dividend Reinvestment Plan Rio Tinto plc offer a dividend reinvestment plan that gives shareholders the opportunity to use their cash dividends to buy Rio Tinto plc shares in the market. On 17 April 2025 a Person Closely Associated (PCA) of the following PDMR/KMP acquired shares by way of reinvestment of dividends received on shares as follows: Security Name of PDMR/KMP Number of Shares Acquired Price per Share GBP Rio Tinto plc shares PCA of Jackson, Katie 27 43.9544 FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com